Cybin Announces Results of Annual and Special Meeting of Shareholders and Share Consolidation

TORONTO, CANADA – August 27, 2024 – Cybin Inc. (NYSE American: CYBN) (Cboe CA:CYBN) (Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, is pleased to announce the voting results for each of the matters presented at the Company’s annual and special meeting of shareholders held on August 27, 2024 (the “Meeting”). There were 87 shareholders represented in person or by proxy at the Meeting holding 453,195,063 common shares, representing 59.66% of Cybin’s total issued and outstanding common shares as at the record date for the Meeting. The voting results for each matter presented at the Meeting are set out below:
1.Appointment of Auditor
Zeifmans LLP was appointed auditor of Cybin until the next annual meeting of shareholders at renumeration to be fixed by the directors of Cybin. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
447,888,253	99.29	3,192,685	0.71

2.Election of Directors
Each of the nominees for election as director listed in Cybin’s management information circular dated July 24, 2024 were elected as directors of Cybin for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Theresa Firestone	294,246,457	99.30	2,068,215	0.70
Grant Froese	291,239,267	98.29	5,075,405	1.71
Paul Glavine	294,405,593	99.36	1,909,079	0.64
Eric Hoskins	289,686,724	97.76	6,627,948	2.24

Mark Lawson	291,772,251	98.47	4,542,420	1.53
Eric So	294,108,045	99.26	2,206,627	0.74
George Tziras	289,376,032	97.66	6,938,640	2.34

3.Consolidation of Common Shares
The resolution to approve the consolidation of the issued and outstanding common shares of the Company by a ratio of up to 50:1 was approved by at least two-thirds of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
430,616,168	95.46	20,464,958	4.54

4.Amendments to Equity Incentive Plan
The resolution to approve certain amendments to Cybin’s equity incentive plan was approved by a majority of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
204,933,530	69.16	91,381,142	30.84

5.Amendments to Shareholder Rights Plan
The resolution to approve certain amendments to Cybin’s shareholder rights plan was approved by a majority of votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
285,100,993	96.22	11,213,679	3.78

6.Amendments to Common Share Purchase Warrants
The resolution to approve certain amendments to the outstanding common share purchase warrants of the Company was approved by a majority of votes cast by the disinterested shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
252,224,216	94.06	15,927,910	5.94

Share Consolidation

The Company also announces that the board of directors of the Company has approved the consolidation ratio for the proposed consolidation of the Company’s issued and outstanding common shares on the basis one new common share for every 38 existing common shares (the “Consolidation”).
As a result of the Consolidation, the 759,692,495 common shares issued and outstanding prior to the Consolidation will be reduced to approximately 19,991,907 common shares. Each shareholder’s percentage ownership in the Company and proportional voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any fractional common shares.
Furthermore, 148,656,000 options and 106,255,498 common share warrants, prior to the Consolidation have been reduced to approximately 3,912,000 options, and approximately 2,796,197 common share warrants, respectively, as a result of the Consolidation.
The Company will not be issuing fractional post-Consolidation common shares. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional common shares, the number of post-Consolidation common shares issued to such shareholder shall be rounded either up or down to the next highest or lowest number of the whole consolidated Common Shares, as the case may be.
Shareholder approval of the Consolidation was obtained at the Meeting. In connection with the Consolidation, the Company expects to send letters of transmittal to registered holders of its common shares for use in transmitting their existing share certificates (“Existing Certificates”) to the Company’s registrar and transfer agent, Odyssey Trust Company, in exchange for new certificates (“New Certificates”) representing the number of post-Consolidation common shares to which such shareholder is entitled as a result of the Consolidation. No delivery of a New Certificate to a shareholder will be made until the shareholder has surrendered its Existing Certificates. Until surrendered, each Existing Certificate shall be deemed for all purposes to represent the number of post-Consolidation common shares to which the holder is entitled as a result of the Consolidation.
The Consolidation is subject to the approval of the CBOE Canada. The Company expects the Consolidation to be effective and the trading of the common shares of the Company reflecting the Consolidation to commence on or about September 19, 2024.

About Cybin
Cybin is a clinical-stage breakthrough neuropsychiatry company on a mission to create safe and effective next-generation therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens. Cybin is currently developing CYB003, a proprietary deuterated psilocybin analog program for the treatment of major depressive disorder and CYB004, a proprietary deuterated dimethyltryptamine molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the Company on X, LinkedIn, YouTube and Instagram.
Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Consolidation, and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.
Neither the Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com